Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

EDGAR Correspondence

October 28, 2013

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Meridian Fund, Inc. (the “Corporation”)
Post-Effective Amendment No. 41 under the
Securities Act of 1933 (the “1933 Act”) and
Amendment No. 42 under the
Investment Company Act of 1940 (the “1940 Act”)
File Nos. 2-90949 and 811-04014

Dear Ms. White:

We are writing, on behalf of the Corporation, to respond to the comments provided by Kimberly Browning to us by telephone on September 27, 2013 in connection with the amendment to the registration statement filed on August 15, 2013 by the Corporation on behalf of Meridian Small Cap Growth Fund, a series of the Corporation (the “Fund”). These comments are summarized below, each of which is followed by our response.

GENERAL COMMENT

Prior to filing the Corporation’s 485(b) filing, please provide the following via Edgar correspondence: (i) completed fees and expenses and example tables required by Item 3 of Form N-1A and (ii) the material agreements or contracts entered into by or on behalf of the Fund that the 485(a) indicated would be filed by amendment. In this regard, please acknowledge that filings made pursuant to Rule 485(a) under the 1933 Act are to include such information and agreements or contracts at the time of filing.

The Corporation filed Edgar correspondence on October 25, 2013 that included the requested fees and expenses and example tables and agreements or contracts. In addition, the Corporation acknowledges that filings made pursuant to Rule 485(a) under the 1933 Act are to include such information and agreements or contracts at the time of filing, to the extent available at such time.

Ms. Alison White

Division of Investment Management

October 28, 2013

PROSPECTUS COMMENTS

Comment 1:

Please provide, where necessary, further information on the nature of any applicable laws, regulations or other pronouncements from the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”) referenced in the Fund’s Prospectus, in conformity with the plain English requirements of Rule 421 under the 1933 Act.

Response 1:

The Corporation has reviewed the Prospectus and believes that the existing references in the disclosure to applicable law or regulations are appropriate in the limited contexts in which they are used.

Comment 2:

Please delete the following sentence, which is included in the section of the Prospectus entitled “Fund Summary – Portfolio Turnover”: “Because the Fund commenced operations on or around the date of this prospectus, no history of the portfolio turnover rate is available.”

Response 2:

While it appreciates the Staff’s comment, the Corporation respectfully declines to make the requested change because it believes that such disclosure is informative to potential shareholders in the context of a new fund that is filing its initial prospectus.

Comment 3:

Please confirm that the principal investment strategies and principal risks of the Fund are disclosed in the Prospectus and summarized in the disclosure required by Item 4 of Form N-1A.

Response 3:

The Corporation confirms that all principal investments strategies and principal risks of the Fund that are required to be disclosed in accordance with applicable disclosure requirements under the federal securities laws are disclosed in the Prospectus and summarized in the disclosure required by Item 4 of Form N-1A.

Ms. Alison White

Division of Investment Management

October 28, 2013

Comment 4:

In the section entitled “Fund Summary – Principal Investment Strategies”, please include a reference indicating that the Fund’s commitment to invest 80% of its net assets in equity securities of small capitalization companies includes “borrowings for investment purposes.”

Response 4:

The requested change has been made in the Corporation’s 485(b) filing.

Comment 5:

Please disclose the entity or person responsible for determining the appropriate capitalization range of companies to be classified as “small-cap” for purposes of the Fund’s principal investment strategies.

Response 5:

The Fund’s adviser determines the applicable capitalization range. The requested change has been made in the Corporation’s 485(b) filing.

Comment 6:

With respect to the Fund’s principal investment strategies, please provide further disclosure regarding (i) the Fund’s focus on “U.S.” versus “non-U.S.” securities and (ii) the types of equity securities in which the Fund intends to invest as a matter of its principal investment strategies. In addition, please disclose the risks associated with investing in each such type of equity security, as applicable.

Response 6:

The sections of the Prospectus entitled “Fund Summary – Principal Investment Strategies” and “Further Information About the Fund’s Investment Objective and Principal Investment Strategies”, have been revised by the Corporation to address Comment 6(i). However, the Corporation believes that the risk disclosures included in the Prospectus regarding equity securities adequately provide material information regarding the risks associated with various types of equity securities in which the Corporation intends to invest as a matter of its principal investment strategies.

With respect to Comment 6(ii), the Corporation respectfully declines to attempt to include an exhaustive list of all equity and equity-related securities in which the Funds may invest. The universe of equity and equity-related securities is quite broad with new products being created routinely. By limiting the universe to only those securities that are listed, a Fund could

Ms. Alison White

Division of Investment Management

October 28, 2013

unintentionally limit itself from investing, consistent with its stated investment strategies, in the full range of equity and equity-related securities that may evolve over time. Moreover, the Corporation believes that reciting exhaustive lists of potential investments also could be counter-productive, by potentially obfuscating what the Corporation believes are clear and effective disclosures of the key investment strategies/focuses of the Fund. The Corporation also believes that this disclosure approach is very consistent with the initiatives of the Commission to have more streamlined and focused disclosure in mutual fund prospectuses.

Comment 7:

With respect to the Fund’s ability to invest up to 20% of its net assets in securities of companies other than companies that are within the range of companies considered to be small capitalization companies for purposes of the Fund’s principal investment strategies, please (i) provide additional disclosure as to the securities or companies in which the Fund may invest, (ii) the risks associated with such investments and (iii) clarify the capitalization range of such companies.

Response 7:

As disclosed in the Corporation’s 485(a) filing, the Fund will, under normal circumstances, invest at least 80% of its net assets in equity securities of small capitalization companies. The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” provides that the Fund may also invest up to 20% of its net assets in securities of companies that have “market capitalizations outside of this range.” The Fund could invest its remaining assets in securities of companies with any market capitalization, assuming the Fund’s investment adviser determines that such investments are consistent with the Fund’s investment objectives and other restrictions. While the Corporation believes that the current disclosure provides an appropriate recitation of the Fund’s principal investment strategies, to address the Staff’s comment, the Corporation has revised the disclosure to indicate that the Fund may invest up to 20% of its net assets in securities of companies of any market capitalization.

While the Corporation appreciates Comments 7(i)-(ii), the Corporation believes that the Prospectus provides appropriate disclosure of the types of securities and companies in which the Fund intends to invest pursuant to its principal investment strategies, along with the risks associated with such investments.

Comment 8:

Please disclose whether or not the Funds may reject purchase orders, including the timing associated with the rejection of a purchase order.

Ms. Alison White

Division of Investment Management

October 28, 2013

Response 8:

The Prospectus includes the following disclosure in the section entitled “Account Rules and Policies – Short-Term Trading Policy”: “The Fund and its agent also reserve the right to refuse any purchase order, at any time, by any investor or group of investors for any reason.” Moreover, the SAI includes the following disclosure in the section entitled “Purchase, Redemption and Pricing of Shares”: “Any purchase order may be rejected by Meridian.” The Corporation believes that this disclosure is sufficient and, while it intends to provide notice of any rejection within an appropriate period of time, it is not aware of any explicit requirement to disclose a specific time period. Moreover, this does not appear to be common prospectus disclosure in the industry.

Comment 9:

Please include disclosure that a shareholder, whose redemption proceeds are paid in-kind, may incur transaction costs with respect to such proceeds and that the proceeds may be illiquid.

Response 9:

While the Corporation appreciates the Staff’s comment, it believes that the existing disclosure, in the section of the Prospectus entitled “How to Redeem – Redemption Rules and Conditions” sufficiently informs shareholders of the costs associated with in-kind redemptions as well as the potential that such redemption proceeds may be illiquid.

SAI COMMENTS

Comment 1:

Please confirm that (i) all non-principal investment strategies and risks are disclosed in the SAI, (ii) any principal strategies and risks that are disclosed in the SAI are also disclosed in the Prospectus and (iii) the Funds’ principal investment strategies are distinguished from their non-principal investment strategies in the SAI.

Response 1:

The Corporation confirms that all material non-principal investment strategies and risks are disclosed in the SAI and that any principal investment strategies and risks that are disclosed in the SAI are also disclosed in the Prospectus. With respect to distinguishing the Fund’s principal investment strategies from its non-principal investment strategies, the Corporation does not believe that such a distinction is required in the SAI. Please note, however, the SAI does make clear that any investment strategies that are included only in the SAI, and not reflected in the Prospectus, are non-principal in nature.

Ms. Alison White

Division of Investment Management

October 28, 2013

Comment 2:

In the section of the SAI entitled “Fund Policies and Investment Restrictions”, please provide, where necessary, applicable laws, regulations or other pronouncements from the Commission or the Staff in reasonable proximity to any references to such authority.

Response 2:

To the extent appropriate, the requested changes have been made in the Corporation’s 485(b) filing.

Comment 3:

In the section of the SAI entitled “Fund Policies and Investment Restrictions—Determination of Portfolio Percentage Restrictions”, please provide additional disclosure with respect to the orderly disposition of illiquid securities in the event that the Fund exceeds the percentage restriction with respect to such securities.

Response 3:

The Corporation’s 485(b) filing reflects additional disclosure to address the Staff’s comment.

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We hope that these responses adequately address your concerns. The Corporation accepts responsibility for the adequacy and accuracy of the disclosure in the Corporation’s registration statement filing that is the subject of this letter. The Corporation acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Corporation further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Alison White

Division of Investment Management

October 28, 2013

Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

Very truly yours,

/s/ Robert M. Kurucza
Robert M. Kurucza

cc:	Rick Grove
Stephanie Bullington
Paul J. Delligatti